November 8, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 393-0105

Daniel R. Herndon
President and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101

Re:	Home Federal Bancorp, Inc. of Louisiana
	Form SB-2 filed on October 29th 2004
	File Number 333-119026

Mr. Herndon:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


How We Determined the Price Per Share and the Offering Price - page 90

1. We note your response to prior comment number 22. Please revise this section and the summary to include the explanation of the downward adjustment resulting from Home Federal Bancorp`s market area and liquidity of shares, as well as other material factors, after your discussion of the discount (i.e., on pages 4 and 93).

Independent Auditor`s Report - page F-1

2. File a signed report of the independent auditor in an amendment to the Form SB-2.

Exhibit 5

3. Please include whether or not you have determined that the shares have been duly authorized.

Exhibit 8.1

4. In the first sentence of the third paragraph on page 2, please refrain from assuming legal conclusions. It would appear that the assumption that the plan was "duly" authorized requires a legal conclusion, or is vague as to the meaning of "duly." Please opine directly on this issue.

5. The last sentence of the third paragraph on page 2 is unclear.
Please clarify that the opinion addresses all material federal income tax consequences and refer to Item 601(b)(8) of Regulation S-B.

6. In the last sentence of subparagraph number 20 on page 8, please refrain from assuming legal conclusions. The opinion should be based upon the "more likely than not" analysis and belief, rather than rely upon an assumption. Please opine directly on this issue.

Exhibit 8.2

7. It is inappropriate for counsel to assume a legal conclusion in providing an opinion, unless that assumption has appropriate support. Please identify the source that counsel relies upon in assuming that the subscription rights have no value. Alternatively, please eliminate the assumption from the opinion. If counsel is not able to opine upon a particular legal conclusion, please identify that conclusion and the reason that counsel is unable give the requisite opinion. Please refer to items 3 and 4 on page 4 of LaPorte, Sehrt, Romig Hand`s opinion as to Louisiana Taxation.

*	*	*

Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Chris Harley at (202) 942-1926 or Donald Walker at
(202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 824-5301 or me at (202) 942-1974 with any other questions.

						Sincerely,


						Christian Windsor
						Senior Attorney


cc:	Kevin M. Houlihan, Esq.
	Elias, Matz, Tiernan & Herrick L.L.P.
	734 Fifteenth Street, NW - 12th Floor
	Washington, DC  20005
Daniel R. Herndon
Home Federal Bancorp, Inc. of Louisiana
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